Exhibit 99.3
For Immediate Release
September 17, 2010
Manulife Financial completes U.S. Public Offering of Senior Notes
TORONTO — September 17, 2010 — Manulife Financial Corporation (the “Company”) has successfully completed its previously announced offering of U.S.$1.1 billion aggregate principal amount of two series of its senior notes consisting of U.S.$600 million aggregate principal amount of 3.40% senior notes due 2015 and U.S.$500 million aggregate principal amount of 4.90% senior notes due 2020.
The notes were issued under a prospectus supplement dated September 14, 2010 to the Company’s short form base shelf prospectus dated September 3, 2010 pursuant to the Company’s registration statement on Form F-10 filed with the Securities and Exchange Commission (“SEC”) on August 30, 2010. Details of the offering are set out in the prospectus supplement which is available on the SEC website at www.sec.com and on SEDAR at www.sedar.com.
Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Banc of America Securities LLC and Goldman, Sachs & Co. acted as joint book-running managers for the offering.
About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were Cdn$454 billion (US$428 billion) as at June 30, 2010. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.
www.manulife.com

Media inquiries:	Investor Relations:
David Paterson	Shad Ansari
416-852-8899	1-800-795-9767
david paterson@manulife.com	investor relations@manulife.com

Laurie Lupton
416-852-7792
laurie lupton@manulife.com
www.manulife.com